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June 23, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Chemdex Corporation (the "Company") under the caption "Change in Independent Accountants" included in its Registration Statement on Form S-1 dated May 14, 1999 as amended, and we agree with such statements concerning our Firm, except that we are not in a position to agree or disagree with the Company's statements that (i) the change in independent accountants was approved by the Company's Board of Directors and (ii) prior to September 2, 1998, the Company had not consulted with Ernst & Young LLP on items that involved its accounting principles or the form of audit opinion to be issued on its financial statements.

Very truly yours,


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP